930203

2001 ANNUAL REPORT

P.E 12-31-01

02024137

CKF Bancorp, Inc.

CKF Bancorp, Inc., a Delaware corporation (the "Company"), was organized in 1994 by Central Kentucky Federal Savings Bank, formerly Central Kentucky Federal Savings and Loan Association ("Central Kentucky Federal" or the "Bank") to be a savings institution holding company whose only subsidiaries are the Bank and its subsidiary.

The Company is classified as a unitary savings and loan holding company subject to regulation by the Office of Thrift Supervision ("OTS") of the Department of the Treasury. The primary activity of the Company is holding the stock of the Bank and operating the Bank. Accordingly, the information set forth in this report, including financial statements and related data, relates primarily to the Bank and its subsidiary.

Central Kentucky Federal was formed in 1886 as a Kentucky-chartered mutual building and loan association. In December 1960, the Bank obtained federal insurance on deposit accounts and became a member of the Federal Home Loan Bank ("FHLB") of Cincinnati. The Bank converted to a federal mutual savings and loan association in 1969 and changed its name to Central Kentucky Federal Savings and Loan Association.

In December of 1994, the Bank converted from mutual to stock form, becoming a wholly owned subsidiary of the Company. Upon its conversion to stock form, the Bank adopted its present name. The Bank operates through its main office in Danville, Kentucky and two full service branch locations, which are located in Danville and in Lancaster, Kentucky, plus a loan production office located in Nicholasville, Kentucky.

The branch operating in Lancaster, Kentucky was formerly the First Lancaster Federal Savings Bank, a subsidiary of First Lancaster Bancshares, Inc., which was acquired by Central Kentucky Federal on May 31, 2001.

The executive offices of the Company and the Bank are located at 340 West Main Street, Danville, Kentucky 40422, and its telephone number is (859) 236-4181.

MARKET AND DIVIDEND INFORMATION

Market for the Common Stock

Since January 4, 1995, the Common Stock has been listed for trading under the symbol "CKFB" on the Nasdaq SmallCap Market. As of March 1, 2002, there were 738,915 shares of the Common Stock issued and outstanding, held by approximately 233 stockholders of record and approximately 129 beneficial owners. For further information regarding stock prices and dividends paid, see stock prices and dividends on page 3.

TABLE OF CONTENTS

LETTER TO STOCKHOLDERS

To Our Stockholders,

We are pleased to report the results of the CKF Bancorp, Inc.'s operations for year 2001. On May 31, 2001, we completed the acquisition of First Lancaster Bancshares. With the acquisition of First Lancaster Bancshares, we now have two full service offices in Danville, Kentucky, one full service branch in Lancaster, Kentucky and a Loan Production Office in Nicholasville, Kentucky.

After the first full year of operation, our Ridgefield Center Branch has generated in excess of $10 million in deposits. Located in a rapidly growing commercial area of Danville Kentucky, this office has established numerous business and personal account relationships. In the next few months, a Super Lowes Store will be opening across the road from our branch. Also, a Cracker Barrel restaurant is under construction. We anticipate a continued positive impact on the Ridgefield Center Branch.

The consolidated net income for the year 2001 was $1,063,316 or $1.66 basic earnings per share and $1.65 diluted earnings per share. This compares to $778,842 of consolidated net income or $1.18 per share for both basic and diluted earnings per share for the year ended December 31, 2000. The net income for 2001 includes seven months of combined operations after the First Lancaster Bancshares acquisition.

Total assets at December 31, 2001 were $139.1 million, compared to $78.1 million at December 31, 2000. Deposits were $113.6 million at December 31, 2001, compared to $54.5 million at December 31, 2000. Stockholders' equity was $13.0 million at December 31, 2001, compared to $12.3 million at December 31, 2000. On December 31, 2001, stockholders' equity was $19.97 per outstanding common share, as compared to $19.02 per outstanding common share on December 31, 2000, based on the common shares outstanding on those respective dates of 651,083 and 648,106 shares.

Looking forward, we anticipate increased efficiency as a result of our combined operations. With a broader product mix, we expect to be in a more competitive position in our expanded market area. The year 2002 will present numerous challenges, which we stand prepared to undertake.

Visit our home page on the Internet at www.centralkyfsb.com.

We appreciate your interest in CKF Bancorp, Inc. and your continued support.

Sincerely,

John H. Stigall
President and Chief Executive Officer

SELECTED FINANCIAL AND OTHER DATA

Financial Condition Data:

	At December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands)				
Total amount of:					
Assets	$ 139,103	$ 78,116	$ 71,214	$ 65,580	$ 62,865
Loans receivable, net	123,489	70,445	63,160	57,912	55,895
Cash and investment securities	10,911	5,514	6,705	6,681	5,977
Deposits	113,642	54,470	53,325	48,938	43,253
FHLB advances	10,922	10,557	4,589	2,120	5,214
Stockholders' equity	13,003	12,327	12,610	13,867	13,763
Number of:					
Real estate loans outstanding[1]	1,858	1,333	1,246	1,160	1,267
Deposit accounts	7,701	4,003	3,710	3,644	3,922
Offices open	4	2	1	1	1

[1] Includes home equity loans.

Operating Data:

	Years Ended December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands)				
Interest income	$ 8,265	$ 5,426	$ 4,725	$ 4,608	$ 4,586
Interest expense	5,050	3,172	2,596	2,506	2,335
Net interest income before provision for loan losses	3,215	2,254	2,129	2,102	2,251
Provision for loan losses	50	36	36	24	18
Non-interest income	222	97	180	218	484
Non-interest expense	1,753	1,135	1,045	1,124	1,025
Income before federal income tax expense	1,634	1,180	1,228	1,172	1,692
Federal income tax expense	571	401	417	398	575
Net income	$ 1,063	$ 779	$ 811	$ 774	$ 1,117

Key Operating Ratios:

	At or for the Years Ended December 31,				
	2001	2000	1999	1998	1997
Performance Ratios:					
Return on assets (net income divided by average total assets)	.90%	1.07%	1.20%	1.23%	1.84%
Return on average equity (net income divided by average stockholders' equity)	8.58	6.82	5.86	5.72	7.90
Interest rate spread (combined weighted average interest rate earned less combined weighted weighted average interest rate cost)	2.50	2.45	2.26	2.32	2.56
Net yield on interest-earning assets (net interest income as a percentage of average balance of interest-earning assets)	2.86	3.21	3.23	3.42	3.78
Ratio of non-interest expense to average total assets	1.49	1.56	1.55	1.79	1.69
Dividend payout	40.60	54.12	54.67	53.22	112.87
Asset Quality Ratios:					
Nonperforming assets to total assets at end of period(1)	1.54	.73	.43	.64	.46
Allowance for loan losses to nonperforming loans at end of period	21.37	32.63	50.65	35.20	42.80
Allowance for loan losses to total loans receivable, net	.37	.26	.25	.26	.22
Capital Ratios:					
Equity to total assets at end of period	9.35	15.78	17.71	21.14	21.89
Average equity to average assets	10.52	15.71	20.45	21.51	23.33
Ratio of average interest-earning assets to average interest-bearing liabilities	108.21	116.72	124.74	126.89	131.02

(1) Nonperforming assets include loans 90 days past due, non-accrual loans and foreclosed real estate.

Stock Prices and Dividends:

The following table sets forth the range of high and low sales prices for the common stock as well as dividends declared in each quarter for 2001 and 2000. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.

Quarterly Stock Information

	2001			2000		
	Stock Price Range		Per Share	Stock Price Range		Per Share
Quarter	Low	High	Dividend	Low	High	Dividend
1st	$ 11.75	$ 13.25	$ .32	$ 11.25	$ 14.38	$ .30
2nd	12.00	16.00		13.00	14.63	
3rd	15.00	17.50	.35	13.89	14.94	.32
4th	14.78	16.80		12.69	14.25	
Total			$ .67			$ .62

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The primary business of the Company is the operation of the Bank. The assets of the Company consist primarily of all of the Bank's outstanding capital stock, and a note receivable from the Company's Employee Stock Ownership Plan ("ESOP").

The Bank has functioned as a financial intermediary, attracting deposits from the general public and using such deposits, to make mortgage loans and, to a lesser extent, commercial and consumer loans and to purchase investment securities. As such, its earnings depend primarily on its net interest income, or "spread", which is the difference between the amount it receives from interest earned on loans and investments ("interest-earning assets") and the amount it pays in interest on its deposits ("interest-bearing liabilities"). Results of operations are also dependent upon the level of the Bank's non-interest income, including fee income and service charges and by the level of its non-interest expense, the most significant component of which is salaries and employee benefits.

The operations of the Bank are significantly affected by prevailing economic conditions and the monetary, fiscal and regulatory policies of governmental agencies. Lending activities are influenced by the demand for and supply of housing, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds are likewise heavily influenced by prevailing market rates of interest on competing investment alternatives, account maturities, and the levels of personal income and savings in the Bank's market areas.

The Bank was organized as a Kentucky building and loan association in 1886. In 1969, it converted to a federally-chartered, mutually-owned savings and loan association and, in 1994, it converted to a federally-chartered stock savings bank and adopted its current name. The Bank's interest-earning assets are concentrated in real estate-collateralized instruments, principally one- to four-family loans and, to a lesser extent, loans secured by multi-family residential and commercial properties, construction loans, home equity lines of credit, second mortgages on single-family residences, and commercial and consumer loans, both secured and unsecured, including loans secured by savings accounts. The Bank also invests in investment securities, primarily U.S. Government Treasury and agency securities and in interest-bearing deposits, primarily with the FHLB of Cincinnati. Its source of funding for these investments has principally been deposits placed with the Bank both by consumers in the market area it serves, and to a lesser extent, consumers outside the Bank's market area.

On May 31, 2001, Central Kentucky Federal Savings Bank acquired First Lancaster Bancshares, Inc. (First Lancaster), the holding company of First Lancaster Federal Savings Bank (Lancaster), a federally chartered savings bank, located in Lancaster, Kentucky. Under the agreement and Plan of Merger dated as of December 14, 2000, the Company acquired First Lancaster for a cash purchase price of $13.6 million, which represented $16.27 per share for each outstanding share of First Lancaster common stock. An additional payment of $130,371 was made for the cancellation of all outstanding First Lancaster stock options. As a result of the merger, First Lancaster and Lancaster were merged into Central Kentucky Federal Savings Bank.

The combination was accounted for under the purchase method of accounting, and accordingly, the net assets were recorded at their estimated fair values at the date of acquisition, May 31, 2001. Fair value adjustments on the assets and liabilities included in the purchase are being amortized over the estimated lives of the related assets and liabilities. The excess of the purchase price over the estimated fair value of the underlying net assets of $1,144,080 was allocated to goodwill and is being amortized over 15 years using the straight-line method. Subsequent to December 31, 2001, the Company will no longer amortize goodwill, but will be required to evaluate the carrying value on at least an annual basis in accordance with requirements of the Statement of Financial Accounting Standards Board (FASB) Statement No. 42 (see Impact of New Accounting Standards).

Forward-Looking Statements

When used in this Annual Report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, competition, and information provided by third-party vendors that could cause actual results to differ materially from historical earnings and those presently anticipated and projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.

The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Asset/Liability Management

Net interest income, the primary component of Bank's net income, is determined by the difference or "spread" between the yield earned on the Bank's interest-earning assets and the rates paid on its interest-bearing liabilities and the relative amounts of such assets and liabilities. Key components of a successful asset/liability strategy are the monitoring and managing of interest rate sensitivity of both the interest-earning asset and interest-bearing liability portfolios. The Bank has employed various strategies intended to minimize the adverse effect of interest rate risk on future operations by providing a better match between the interest rate sensitivity between its assets and liabilities. In particular, the Bank's strategies are intended to stabilize net interest income for the long-term by protecting its interest rate spread against increases in interest rates. Such strategies include the origination for portfolio of adjustable-rate mortgage loans secured by one- to four-family residential real estate, and, to a lesser extent, multi-family and commercial real estate loans and the origination of other loans with greater interest rate sensitivities than long-term, fixed-rate residential mortgage loans. As part of the First Lancaster acquisition, the Bank acquired loans totaling approximately $48.0 million, which included approximately $40.0 million in one-to-four family residential loans, of which $29.9 million were adjustable rate loans. The balance of the loans acquired included $3.8 million in construction loans, loans secured by other real estate totaling $2.4 million, and consumer loans totaling $800,000. For the year ended December 31, 2001, the Bank originated approximately $28.4 million of one-to-four family residential loans, plus $3.7 million of multi-family and commercial real estate loans. An additional $2.8 million of commercial real estate loans were purchased in 2001. In addition, the Bank has used excess funds to invest in various short-term investments as well as U.S. Government Treasury and agency securities with one to five year maturities. At December 31, 2001, the Bank had approximately $7.7 million of funds so invested, including $2.1 million in capital stock of the Federal Home Loan Mortgage Corporation and $1.7 in U.S. government and agency securities with an average yield of 4.32%.

Asset/liability management in the form of structuring cash instruments provides greater flexibility to adjust exposure to interest rates. During periods of high interest rates, management believes it is prudent to offer competitive rates on short-term deposits and less competitive rates for long-term liabilities. This posture allows the Bank to benefit quickly from declines in interest rates. Likewise, offering more competitive rates on long-term deposits during the low interest rate periods allows the Bank to extend the repricing and/or maturity of its liabilities thus reducing its exposure to rising interest rates. At December 31, 2001, the Bank's interest-bearing deposit base was comprised of $15.5 million in interest-bearing demand deposits with an average rate of 2.3% and $97.1 million in time deposits with an average rate of 5.29%. Time deposits with maturities of one year or less at December 31, 2001 totaled $60.2 million, or 62.0% of total time deposits at such date. In addition to its focus on the repricing period of its deposit liabilities, management also seeks to lengthen the repricing period of its interest-bearing liabilities through borrowings from the FHLB. Such borrowings totaled $10.9 million at December 31, 2001, with monthly principal and interest payments due through the year 2019.

Interest Rate Sensitivity Analysis

The Bank's future financial performance depends to a large extent on how successful it is in limiting the sensitivity of earnings and net asset value to changes in interest rates. Such sensitivity may be analyzed by examining the amount by which the market value of the Bank's portfolio equity changes given an immediate and sustained change in interest rates. Based on financial information provided by savings institutions, the OTS provides a quarterly report which shows the amounts by which the net present value of an institution's cash flows from assets, liabilities, and off balance sheet items (the institution's net portfolio value, or "NPV") would change in the event of a range of assumed changes in market interest rates. The OTS incorporates an interest rate risk ("IRR") component in determining the risk-based capital requirement of certain savings institutions. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its NPV to changes in interest rates. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point change in market interest rates. A resulting change in NPV of more than 2% of the estimated market value of its assets may require the institution to deduct from its capital 50% of that excess change.

The following table sets forth the interest rate sensitivity of the Bank's net portfolio value per the quarterly OTS report as of December 31, 2001 in the event of 1%, 2%, and 3% instantaneous and permanent increases and decreases in market interest rates, respectively. These changes are set forth below as basis points, where 100 basis points equals one percentage point.

Change in Rates	Net Portfolio Value			NPV as % of Portfolio Value of Assets	
	$ Amount	$ Change	% Change	NPV Ratio	Basis Point Change
+300 bp	9,649	- 1,357	-12%	7.11%	-72 bp
+200 bp	10,197	- 809	-7%	7.42%	-41 bp
+100 bp	10,650	- 356	-3%	7.66%	-17 bp
-100 bp	11,134	+ 128	+1%	7.84%	+1 bp
-200 bp	-0-	-0-	-0-%	-0-%	-0- bp
-300 bp	-0-	-0-	-0-%	-0-%	-0- bp

The following table sets forth the interest rate risk capital component for the Bank at December 31, 2001 (the most recent date for which such information is available to the Bank from the OTS) given a hypothetical 200 basis point rate change in market interest rates.

	December 31, 2001
Pre-shock NPV Ratio: NPV as % of Portfolio Value of Assets	7.83%
Exposure Measure: Post-Shock NPV Ratio	7.42%
Sensitivity Measure: Change in NPV Ratio	41 bp
Change in NPV as % of Portfolio Value of Assets	0% to (-7)%
Interest Rate Risk Capital Component ($000)	-0-

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments, and deposit run-offs, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the Bank may undertake in response to changes in interest rates.

Certain shortcomings are inherent in the method of analysis presented in the computation of NPV. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in differing degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate loans, which represent the Bank's primary loan product, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In addition, the proportion of adjustable rate loans in the Bank's portfolios could decrease in future periods if market interest rates decrease below current levels and refinance activity continues. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the tables. Finally, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of an interest rate increase.

Average Balances, Interest and Average Yields

Net interest income is affected by (i) the difference ("interest rate spread") between rates of interest earned on interest-earning assets and rates of interest paid on interest-bearing liabilities and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. Savings institutions have traditionally used interest rate spreads as a measure of net interest income. Another indication of an institution's net interest income is its "net yield on interest-earning assets" which is net interest income divided by average interest-earning assets. The following table sets forth certain information relating to the Bank's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods presented. During the periods indicated, nonaccruing loans are included in the net loan category. Average balances are derived from month-end average balances. Management does not believe that the use of month-end average balances instead of average daily balances has caused any material difference in the information presented.

	Year Ended December 31,					
	2001			2000		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in thousands)					
Interest-earning assets:						
Loans receivable	$ 103,968	$ 7,927	7.62%	$ 66,165	$ 5,221	7.89%
Investment securities	4,606	199	4.32%	2,212	118	5.33%
Other interest-earning assets	3,779	139	3.68%	1,949	87	4.46%
Total interest-earning assets	112,353	8,265	7.36%	70,326	5,426	7.72%
Non-interest-earning assets	5,376			2,376		
Total assets	$ 117,729			$ 72,702		
Interest-bearing liabilities:						
Deposits	$ 92,928	$ 4,584	4.93%	$ 53,512	$ 2,762	5.16%
Borrowings	10,902	465	4.27%	6,738	410	6.08%
Total interest-bearing liabilities	103,830	5,049	4.86%	60,250	3,172	5.26%
Non-interest-bearing liabilities	1,513			1,029		
Total liabilities	105,343			61,279		
Stockholders' equity	12,386			11,423		
Total liabilities and stockholders' equity	$ 117,729			$ 72,702		
Net interest income		$ 3,216			$ 2,254	
Interest rate spread (1)			2.50%			2.46%
Net yield on interest-earning assets (2)			2.86%			3.21%
Ratio of average interest-earning assets to average interest-bearing liabilities			108.21%			116.72%

(1) Represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(2) Represents net interest income as a percentage of the average balance of interest-earning assets for the same period, and is also referred to as the net interest margin.

The net interest margin is a key indicator used in determining the Bank's income performance. The Bank's net interest margin was 2.86% for the year ended December 31, 2001 compared to 3.21% for the year ended December 31, 2000. Net interest income increased by $961,000 during the year ended December 31, 2001 compared to the same period in 2000. This increase was due primarily to the interest earned on the increase in the average balance of interest earning assets of $42.0 million offset by the interest paid on the increase in the average balance of interest-bearing liabilities of $43.6 million. The average balances for both interest-earning assets and interest-bearing liabilities increased in 2001 primarily from the acquisition of First Lancaster.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to (i) changes in volume (changes in volume multiplied by old rate) and (ii) changes in rate (changes in rate multiplied by old volume); (iii) changes in rate-volume (changes in rate multiplied by the change in average volume). Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of average daily balances has caused any material difference in the information presented.

	Year Ended December 31, 2001 vs. 2000 Increase (Decrease) Due to			
	Volume	Rate	Rate/ Volume	Total
Interest income:				
Loans	$ 2,982	$ (176)	$ (101)	$ 2,705
Investment securities	128	(22)	(25)	81
Other interest-earning assets	82	(15)	(15)	52
Total interest-earning assets	3,192	(213)	(141)	2,838
Interest expense:				
Deposits	2,034	(122)	(90)	1,822
Borrowings	254	(123)	(76)	55
Total interest-bearing liabilities	2,288	(245)	(166)	1,877
Change in net interest income	$ 904	$ 32	$ 25	$ 961

COMPARISON OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

Financial Condition

Total assets increased $61.0 million, from $78.1 million at December 31, 2000 to $139.1 million at December 31, 2001. The increase in the assets of the Company was primarily due to the Company's acquisition of First Lancaster Bancshares, Inc. on May 31, 2001. The assets acquired in this transaction totaled $56.0 million, which included loans of $48.0 million. Liabilities assumed in the transaction totaled approximately $42.0 million, including deposits of $32.0 million and FHLB borrowings of $10.0 million. The goodwill recorded as a result of this transaction totaled $1.1 million. Since December 31, 2000, net loans have increased $53.0 million, while cash, interest-bearing deposits, and investments have increased a total of $5.4 million.

The Company's aggregate investment portfolio increased $3.1 million from December 31, 2000 to $5.4 million at December 31, 2001. Approximately $2.7 million was due to investments acquired in the First Lancaster acquisition. The remaining increase was primarily due to the purchase of government agency-backed bonds totaling approximately $1.0 million, net of a bond in the amount of $500,000, which matured, and principal repayments of $105,000 on mortgage-backed securities.

Loans increased $53.0 million from December 31, 2000 to $123.5 million at December 31, 2001 with approximately $48.0 million of the increase due to the First Lancaster acquisition. In addition, real estate owned acquired in the Lancaster acquisition totaling $855,000 was sold at a net gain of $23,000.

The allowance for loan losses totaled $458,000 and $186,000, respectively at December 31, 2001 and 2000. The increase of $272,000 was primarily due to an increase of $246,000 acquired in the purchase of Lancaster. The allowance as a percentage of non-performing loans was 21.4% and 32.6% as of December 31, 2001 and 2000, respectively. Loan charge offs amounted to $23,000 and $5,200 in years 2001 and 2000, respectively. The determination of the allowance for loan losses is based on management's analysis, done no less frequently than on a quarterly basis, of various factors, including market value of the underlying collateral, growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans, historical loss experience, delinquency trends and prevailing economic conditions. Although management believes its allowance for loan losses is in accordance with generally accepted accounting principles and reflects current regulatory and economic considerations, there can be no assurance that additional losses will not be incurred, or that the Bank's regulators or changes in the Bank's economic environment will not require further increases in the allowance.

Deposits increased $59.2 million from December 31, 2000 to $113.6 million at December 31, 2001 with approximately $32.0 million of the increase due to the First Lancaster acquisition. In addition to the First Lancaster acquisition, deposits have increased an additional $27.2 million. This increase is due to the Company's competitively priced product line within the local market area, plus the reaction of customers to the increased risks in alternative investments, as evidenced by the decline in equity market indexes during this period.

Federal Home Loan Bank Advances increased a net $365,000 from December 31, 2000 to $10.9 million at December 31, 2001. Approximately $10.0 million in Federal Home Loan Bank Advances were assumed in the Lancaster transition.

Stockholders' equity increased by $676,000 to $13.0 million at December 31, 2001 as compared to $12.3 million at December 31, 2000. The increase of $676,000 was due to net income of $1.1 million, plus an increase of $100,000 from the release of ESOP shares, an increase of $126,000 from the issuance of stock offset by dividend payments of $427,000, the repurchase of Company stock totaling $165,000, and a decrease in the net unrealized gain on available-for-sale securities of $22,000.

Results of Operations

Net Income. Net income for the year ended December 31, 2001 was $1.1 million, as compared to $779,000 for the year ended December 31, 2000, an increase of $284,000, or 36.5%. The increase resulted primarily from an increase of $961,000 in net interest income, an increase of $125,000 in non-interest income, offset by a $618,000 increase in non-interest expense, a $14,000 increase in the provision for loan losses, and a $170,000 increase in income tax expense.

Interest Income. Interest income totaled $8.3 million for the year ended December 31, 2001, which was $2.8 million more than the comparable period in 2000. The increase in interest income of $2.8 million, or 52.3%, for the year 2001 compared to year 2000 was due primarily to an increase of $42.0 million in the average balance of interest earning assets for the year ended December 31, 2001 compared to the year ended December 31, 2000. The average balance of interest earning assets for 2001 was $112.4 million, compared to $70.3 million for 2000, which was primarily due to the loan and investment assets acquired from First Lancaster Bancshares, Inc. Average yields on the average balance of interest-earning assets was 7.36% and 7.72% for the years ended December 31, 2001 and 2000, respectively.

Interest Expense. Interest expense totaled $5.0 million for the year ended December 31, 2001, which was $1.9 million more than the year ended December 31, 2000. The increase in interest expense of $1.9 million, or 59.2%, was due primarily to the increase in the average balance of interest bearing liabilities in the year 2001, compared to the year 2000. The average balance of interest bearing liabilities was $103.8 million for the year ended December 1, 2001, compared to $60.3 million for the year ended December 31, 2000. The average rate paid on the average balance of interest-bearing liabilities was 4.86% and 5.26% for the years ended December 31, 2001 and 2000, respectively.

Provision for Loan Losses. The bank recorded a provision for loan losses of $50,000 and $36,000 for the years ended December 31, 2001 and 2000, respectively. Management considers many factors in determining the necessary levels of the allowance for loan losses, including an analysis of specific loans in the portfolio, estimated value of the underlying collateral, assessment of general trends in the real estate market, delinquency trends, prospective economic and regulatory conditions, inherent loss in the loan portfolio, and the relationship of the allowance for loan losses to outstanding loans.

Non-Interest Income. Non-interest income amounted to $222,000 and $98,000 for the years ended December 31, 2001 and 2000, respectively. Non-interest income included primarily fees charged in connection with loans and service charges on deposit accounts of $152,000 for the year ended December 31, 2001 and $88,000 for the year ended December 31, 2000. In addition, the Company realized a net gain on the sale of real estate owned for the year ended December 31, 2001 totaling $39,000.

Non-Interest Expense. Non-interest expense totaled $1.8 million and $1.1 million for the years ended December 31, 2001 and 2000, respectively, an increase of $618,000 or 54.4%. The increase of $618,000 was due primarily to a $253,000 increase in compensation and benefits, a $87,000 increase in occupancy expenses, a $58,000 increase in data processing expenses, a $172,000 increase in other operating expenses, and a $47,000 increase in legal and other professional fees. The increases were primarily due to the increased costs in these categories, related to the First Lancaster acquisition.

Income Taxes. The provision for income taxes for the year ended December 31, 2001 and 2000 was $571,000 and $401,000, respectively, and as a percentage of income before income taxes, was 34.9% and 34.0% for year 2001 and 2000, respectively.

Liquidity and Capital Resources

The liquidity of the Company depends primarily on the dividends paid to it as the sole shareholder of the Bank. The Bank is subject to certain regulatory limitations with respect to the payment of dividends to the Company. See Note 9 of Notes to Consolidated Financial Statement.

The Bank's principal sources of funds for operations are deposits from its primary market area, principal and interest payments on loans and proceeds from maturing investment securities. In addition, as a member of the FHLB of Cincinnati, the Bank is eligible to borrow funds from the FHLB of Cincinnati in the form of advances.

The primary operating activities of the Bank are accepting deposits from the general public and the origination of residential mortgage and other loans. Cash flow from these activities is generally derived from net income, as increased or decreased in part by the income attributable to FHLB stock dividends, depreciation expense, interest accruals, deferred income taxes, and the change in prepaid expenses as amounts paid in prior periods are applied to subsequently incurred expenses. The Bank's operating activities produced positive cash flows for 2001 and 2000. The primary investing activities of the Bank are origination of loans and purchase of investment securities. For the years ended December 31, 2001 and 2002, the Bank used $16.0 million and $7.7 million of funds for investing activities. Of the $16.0 million used in 2001, approximately $10.8 million was used for the purchase of First Lancaster's net assets. The Bank's primary financing activities arise from certificates of deposit and from other deposit accounts, net advances borrowed from the FHLB of Cincinnati, and from the issuance and repurchase of the Company's common stock. During the year ended December 31, 2001, the Bank had a net increase in other deposit accounts of approximately $2.8 million and a net increase in certificates of deposit of $24.7 million, exclusive of the deposit liabilities assumed in the acquisition of First Lancaster. The Bank decreased its net advances from the FHLB by $9.7 million, excluding approximately $10.0 million of FHLB advances assumed in the acquisition of First Lancaster. In addition, the Company repurchased 12,000 shares of its stock at a cost of $165,000.

The Bank's capital ratios are substantially in excess of current regulatory capital requirements. At December 31, 2001, the Bank's core capital amounted to 7.2% of adjusted total assets, or 3.2%, in excess of the Bank's current 4% core capital requirement. Additionally, the Bank's risk-weighted assets ratio was 11.4% at December 31, 2001, or 3.4% in excess of the Bank's 8.0% risk-based capital requirement (See Note 9 of Notes to Consolidated Financial Statements).

Impact of Inflation and Changing Prices

The Consolidated Financial Statements, and Notes thereto, presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a greater impact on the Bank's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Impact of New Accounting Standards

Accounting for Derivative Instruments and Hedging Activities. In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "*Accounting for Derivative Instruments and Hedging* Activities," which requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. SFAS No. 133 also specifies new methods of accounting for hedging transactions, prescribes the items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting. The definition of a derivative financial instrument is complex, but in general, it is an instrument with one or more underlyings, such as an interest rate or foreign exchange rate, that is applied to a notional amount, such as an amount of currency, to determine the settlement amounts. It generally requires no significant initial investment and can be settled net or by delivery of an asset that is readily convertible to cash. SFAS No. 133 applies to derivatives embedded in other contracts, unless the underlying of the embedded derivative is clearly and closely related to the host contract. SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. On adoption, entities are permitted to transfer held-to-maturity debt securities to the available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. The adoption of SFAS No. 133 did not have a material impact on the Company's financial statements.

Business Combinations. In June of 2001, the FASB issued SFAS No. 141, "Business Combinations." This statement pertains to business combinations initiated after June 30, 2001, and requires all business combinations after this date to be accounted for using the purchase method of accounting. This standard is not expected to have a material impact on the Company's financial statements.

Goodwill and Other Intangible Assets. In June of 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which is effective for the Company beginning January 1, 2002. Under Statement No. 142, companies will be required to test goodwill for impairment at the reporting unit level, which is the operating segment or component of the business identified with the goodwill. The test requires companies to compare the fair value of the reporting unit, including goodwill, with its carrying value. If the carrying value of the reporting unit exceeds its fair value, then a goodwill test must be applied to measure the impairment loss, if any. This test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying value of goodwill exceeds the implied value of goodwill, then an impairment loss must be recognized equal to that excess. Other intangible assets shall be initially recognized and measured based on their fair value. The accounting for intangible assets is based on its useful life to the reporting entity. An intangible asset with a finite useful life is amortized to operations over its useful life. An intangible asset with an indefinite useful life is not amortized, but is tested for impairment at least on an annual basis.

MILLER, MAYER, SULLIVAN & STEVENS LLP
CERTIFIED PUBLIC ACCOUNTANTS
"INNOVATORS OF SOLUTION TECHNOLOGY"SM

INDEPENDENT AUDITORS' REPORT

Board of Directors
CKF Bancorp, Inc.
Danville, Kentucky

We have audited the accompanying consolidated balance sheets of CKF Bancorp, Inc. and Subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the management of CKF Bancorp, Inc. (Company). Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CKF Bancorp, Inc. and Subsidiary as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Miller, Mayer, Sullivan, & Stevens, LLP
Lexington, Kentucky
February 15, 2002

www.mmssllp.com
2365 HARRODSBURG ROAD LEXINGTON, KENTUCKY 40504-3399 (859) 223-3095
FAX: (859) 223-2143

CKF BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	As of December 31, 2001	2000
Assets		
Cash and due from banks	$ 1,653,515	$ 415,198
Interest bearing deposits	3,867,477	2,851,509
Investment securities:		
Securities available-for-sale	2,136,749	536,480
Securities held-to-maturity (market values of $3,306,169 and $1,706,286 for 2001 and 2000, respectively)	3,253,418	1,710,916
Loans receivable, net	123,488,713	70,444,968
Accrued interest receivable	997,077	595,773
Office property and equipment, net	2,054,217	1,447,550
Goodwill, net of amortization of $44,492	1,099,588	
Other assets	552,037	113,446
Total assets	$ 139,102,791	$ 78,115,840
Liabilities and Stockholders' Equity		
Deposits	$ 113,642,079	$ 54,470,412
Federal Home Loan Bank advances	10,921,675	10,556,625
Advance payment by borrowers for taxes and insurance	40,482	26,209
Deferred federal income tax	832,431	307,139
Other liabilities	663,322	428,589
Total liabilities	126,099,989	65,788,974
Commitments and contingencies		
Preferred stock, 100,000 shares, authorized and unissued		
Common stock, $.01 par value, 4,000,000 shares authorized; 651,083 and 648,106 shares issued and outstanding at December 31, 2001 and 2000, respectively	10,000	10,000
Additional paid-in capital	9,555,941	9,578,665
Retained earnings, substantially restricted	8,727,481	8,091,071
Accumulated other comprehensive income	327,117	348,909
Treasury stock, 261,085 and 249,085 shares, respectively, at cost	(4,301,010)	(4,136,260)
Incentive Plan Trust, 46,100 and 55,600 shares, respectively, at cost	(899,411)	(1,093,433)
Unearned Employee Stock Ownership Plan (ESOP) stock	(417,316)	(472,086)
Total stockholders' equity	13,002,802	12,326,866
Total liabilities and stockholders' equity	$ 139,102,791	$ 78,115,840

The accompanying notes are an integral part of the consolidated financial statements.

CKF BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended December 31, 2001	2000
Interest income:		
Interest on loans	$ 7,926,620	$ 5,220,925
Interest and dividends on investments	198,686	118,125
Other interest income	139,325	86,893
Total interest income	8,264,631	5,425,943
Interest expense:		
Interest on deposits	4,584,258	2,761,723
Other interest	465,291	410,469
Total interest expense	5,049,549	3,172,192
Net interest income	3,215,082	2,253,751
Provision for loan losses	50,000	36,000
Net interest income after provision for loan losses	3,165,082	2,217,751
Non-interest income:		
Loan and other service fees	152,389	88,066
Gain on foreclosed real estate	39,338	
Other, net	30,545	9,556
Total non-interest income	222,272	97,622
Non-interest expense:		
Compensation and benefits	860,247	607,656
Legal and other professional fees	88,460	41,576
State franchise tax	76,733	74,446
Occupancy expense, net	172,707	85,882
Data processing	183,234	125,659
Other operating expenses	371,968	200,090
Total non-interest expense	1,753,349	1,135,309
Income before income tax expense	1,634,005	1,180,064
Provision for income taxes	570,689	401,222
Net income	$ 1,063,316	$ 778,842
Basic earnings per common share	$ 1.66	$ 1.18
Diluted earnings per common share	$ 1.65	$ 1.18

The accompanying notes are an integral part of the consolidated financial statements.

CKF BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2001 and 2000

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Incentive Plan Trust	Unearned ESOP Stock	Total Stockholders' Equity
Balance, December 31, 1999	$ 10,000	$ 9,585,429	$ 7,733,718	$ 243,322	$ (3,265,804)	$ (1,172,073)	$ (524,206)	$ 12,610,386
Comprehensive income:								
Net income			778,842					778,842
Other comprehensive income, net of tax, increase in unrealized gains on securities				105,587				105,587
Total comprehensive income								884,429
Dividend declared			(421,489)					(421,489)
ESOP stock released		19,376					52,120	71,496
Purchase of common stock, 61,720 shares					(870,456)			(870,456)
Stock issued		(26,140)				78,640		52,500
Balance, December 31, 2000	10,000	9,578,665	8,091,071	348,909	(4,136,260)	(1,093,433)	(472,086)	12,326,866
Comprehensive income:								
Net income			1,063,316					1,063,316
Other comprehensive income, net of tax, decrease in unrealized gains on securities				(21,792)				(21,792)
Total comprehensive income								1,041,524
Dividend declared			(426,906)					(426,906)
ESOP stock released		45,298					54,770	100,068
Purchase of common stock, 12,000 shares					(164,750)			(164,750)
Stock issued		(68,022)				194,022		126,000
Balance, December 31, 2001	$ 10,000	$ 9,555,941	$ 8,727,481	$ 327,117	$ (4,301,010)	$ (899,411)	$ (417,316)	$ 13,002,802

CKF BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31, 2001	2000
Cash flows from operating activities:		
Net income	$ 1,063,316	$ 778,842
Adjustments to reconcile net income to net cash provided by operating activities:		
ESOP benefit expense	80,748	71,496
Provision for loan losses	50,000	36,000
Amortization of loan fees	(23,991)	(13,608)
Provision for depreciation	105,991	64,474
FHLB stock dividend	(87,600)	(44,700)
Amortization of premium (discount), net	107,591	1,037
Compensation under stock-based benefit plan	21,000	
Changes in:		
Interest receivable	(67,968)	(142,186)
Other liabilities and federal income taxes payable	(294,562)	(5,865)
Other assets	12,911	(20,075)
Interest payable	1,798	23,985
Net cash provided by operating activities	969,234	749,400
Cash flows from investing activities:		
Cash consideration in the acquisition of First Lancaster, net	(10,795,858)	
Loan originations and principal payment on loans, net	(302,659)	(6,360,127)
Purchase of loans	(4,433,294)	(946,874)
Proceeds from sale of real estate owned		32,923
Proceeds from maturities of securities held-to-maturity	500,000	250,000
Purchase of securities held-to-maturity	(992,468)	
Principal repayment on mortgage back securities	105,304	72,347
Purchase of office property and equipment	(11,631)	(657,870)
Investment in data service corporation	(76,320)	
Prepaid acquisition cost		(70,545)
Net cash provided (used) for investing activities	(16,006,926)	(7,680,146)

(Continued)

The accompanying notes are an integral part of the consolidated financial statements.

CKF BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31, 2001	2000
Cash flows from financing activities:		
Net increase (decrease) in demand deposits, NOW accounts and savings accounts	2,799,415	(1,837,506)
Net increase (decrease) in certificate of deposits	24,663,642	2,983,079
Proceeds from FHLB advances	22,000,000	30,000,000
Payments on FHLB advances	(31,665,098)	(24,032,734)
Net increase (decrease) in custodial accounts	(19,329)	243
Purchase of common stock	(164,750)	(870,456)
Payment of dividends	(426,903)	(421,489)
Proceeds from exercise of stock options	105,000	52,500
Net cash provided (used) by financing activities	17,291,977	5,873,637
Increase (decrease) in cash and cash equivalents	2,254,285	(1,057,109)
Cash and cash equivalents, beginning of period	3,266,707	4,323,816
Cash and cash equivalents, end of period	$ 5,520,992	$ 3,266,707
Supplemental Disclosures of Cash Flow Information:		
Cash paid for income taxes	$ 651,000	$ 450,000
Cash paid for interest	$ 5,047,751	$ 3,148,207
Supplemental Disclosures of Noncash Activities:		
ESOP stock released	$ 80,748	$ 71,496
Mortgage loans originated to finance sale of foreclosed real estate	$ 855,127	

The accompanying notes are an integral part of the consolidated financial statements.

1. Summary of Significant Accounting Policies

CKF Bancorp, Inc. (Company) is a corporation organized under the laws of Delaware. The Company's articles of incorporation authorize the issuance of up to 100,000 shares of preferred stock, which may be issued with certain rights and preferences. As of December 31, 2001, no preferred stock has been issued. The activities of the Company are primarily limited to holding stock in Central Kentucky Federal Savings Bank (Bank), a wholly owned subsidiary. The Company is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage provided that the Bank retains a specified amount of its assets in housing-related investments. The Company's operations consist primarily of those of the Bank.

The Bank is a federally chartered stock savings bank, with its main office located in Danville, Kentucky. The Bank is a member of the Federal Home Loan Bank System. As a member of this system, the Bank is required to maintain an investment in capital stock of the Federal Home Loan Bank of Cincinnati (FHLB) in an amount equal to at least the greater of 1% of its outstanding loan and mortgage-backed securities, or 5% of outstanding FHLB advances. The Bank's operations consist of attracting deposits from the general public and using such deposits to originate loans primarily in the Bank's market area. The Bank's profitability is significantly dependent on net interest income which is the difference between income generated from interest-earning assets (i.e., loans and investments) and the interest expense paid on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid by the Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

The consolidated financial information presented herein has been prepared in accordance with generally accepted accounting principles (GAAP) and general accounting practices within the financial services industry. In preparing the consolidated financial statements in accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

The following is a summary of the Company's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

Principles of Consolidation. The consolidated financial statements include the accounts of CKF Bancorp, Inc. and its subsidiary, Central Kentucky Federal Savings Bank. All significant intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents. For purposes of reporting consolidated cash flows, the Bank considers cash, balances with banks, and interest-bearing deposits in other financial institutions with original maturities of three months or less to be cash equivalents.

(Continued)

Investment Securities. Investment securities that management has the intent and ability to hold to maturity are classified as held to maturity, and carried at cost, adjusted for amortization of premium or accretion of discount over the term of the security, using the level yield method. Included in this category of investments is FHLB stock which is a restricted stock carried at cost. Investment securities available for sale are carried at market value. Adjustments from amortized cost to market value are recorded in stockholders' equity net of deferred income tax until realized. The identified security method is used to determine gains or losses on sales of investment securities.

Office Property and Equipment. Office properties and equipment are stated at cost less accumulated depreciation computed principally by the straight-line method. The estimated useful lives used to compute depreciation are: office buildings and improvements, ten to fifty years; and furniture and equipment, five to ten years. The gain or loss on the sale of property and equipment is recorded in the year of disposition.

Loan Fees. Loan fees are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 91. This statement requires loan origination fees and certain related direct loan origination costs be offset and the resulting net amount be deferred and amortized over the contractual life of the related loans as an adjustment to the yield of such loans.

Real Estate Owned. Real estate properties acquired through, or in lieu of, loan foreclosures are to be sold, and are initially recorded at fair value less estimated selling expenses at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management, and the real estate is carried at the lower of the carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in the gain or loss on foreclosed real estate.

Loans. Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan fees. The Bank has adequate liquidity and capital, and it is management's intention to hold such assets to maturity.

An allowance for loan losses is provided to reduce the recorded balances of loans to estimated net realizable value. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Managements' periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to pay, estimated value of any underlying collateral, and current economic conditions. While management uses the best information available, future adjustments may be necessary if conditions differ substantially from assumptions used in management's evaluation. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require additions to the allowance based on their judgement about information available to them at the time of their examination.

The Bank accounts for the impairment of a loan in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118 as to certain income recognition and disclosure provisions. These accounting standards require that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest

(Continued)

rate, or as an alternative, at the loan's observable market price or fair value of the collateral. The Bank's current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Bank considers its investment in one-to-four family residential loans and consumer installment loans to be homogenous and therefore excluded from separate identification for evaluation of impairment. With respect to the Bank's investment in impaired multi-family and nonresidential loans, such loans are collateral dependent, and as a result, are carried as a practical expedient at the lower of cost or fair value. Collateral dependent loans when put in non-accrual status are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

Income Recognition on Nonaccrual and Impaired Loans. Loans are generally classified as nonaccrual (impaired loans) if they are past due as to maturity or payment of principal and interest for a period of more than 90 days, unless such loans are well secured and in the process of collection. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt.

Loans may be returned to accrual status when all principal and interest amounts due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower, in accordance with the contractual terms of interest and principal.

While a loan is in nonaccrual status, interest income is generally recognized on a cash basis.

Deposits. The Bank's deposits are insured by the Savings Association Insurance Fund ("SAIF"), which is administered by the Federal Deposit Insurance Corporation ("FDIC").

Income Taxes. The Company files a consolidated federal income tax return with its subsidiary. The current income tax benefit or liability is allocated to each corporation included in the consolidated return based on their tax benefit or liability computed on a separate return basis. The provision for federal and state taxes on income is based on earnings reported in the financial statements. Timing differences exist between income and expense recognition for financial reporting and income tax purposes. Deferred income taxes have been provided for these temporary differences.

Federal Home Loan Mortgage Corporation Stock. On December 6, 1984, the Federal Home Loan Mortgage Corporation created a new class of participating preferred stock. The preferred stock was distributed to the twelve district banks of the Federal Home Loan Banking System for subsequent distribution to their member institutions. The Bank received 817 shares of the stock and recorded it at its fair value of $40 per share as of December 31, 1984. The fair value of the stock recognized as of December 31, 1984 became its cost. The stock has been subsequently classified as available for sale and carried at market value.

ESOP and Stock Option and Compensation Plans. Shares of common stock issued to the Company's employee stock ownership plan (ESOP) are initially recorded as unearned ESOP stock in stockholders' equity at the fair value of the stock at the date of issuance to the plan. As shares of stock are committed to be released as compensation to employees, the Company reduces the carrying value of the unearned stock and records compensation expense equal to the current value of the stock.

Compensation cost of stock option plan awards is measured by the difference between the fair value of the Company's common stock at the date of the award and the price to be paid by the employee. Shares of common stock acquired to be issued in connection with the exercise of stock options and awarded under the Company's stock compensation plan are held in the Incentive Plan Trust as a reduction of stockholder's equity.

Shares of common stock awarded under the Company's stock compensation plan are recorded initially as unearned compensation in stockholders' equity at the fair value of the stock at the date of the award. The total compensation cost is recognized over the vesting period. The Company has not made any awards under this Plan as of December 31, 2001.

Earnings Per Share. Basic earnings per common share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock, that then shared in the earnings of the company.

Business Combinations. In June of 2001 the Financial Accounting Standards Board (FASB) issued Statement No. 141, "Business Combinations." Statement No. 141 pertains to business combinations initiated after June 30, 2001 and requires all business combinations after this date to be accounted for using the purchase method of accounting. Statement No. 141 requires companies that have goodwill recorded as a result of business combinations prior to June 30, 2001, to continue amortizing goodwill through December 31, 2001. The Company is amortizing goodwill recorded from the First Lancaster acquisition based on a 15-year life.

Goodwill and Other Intangible Assets. SFAS Statement No. 142, "Goodwill and Other Intangible Assets" is effective for the Company beginning January 1, 2002. Subsequent to December 31, 2001 all companies must comply with Statement No. 142 in accounting for goodwill and other intangible assets. In accordance with Statement No. 142, companies will be required to test goodwill for impairment at the reporting unit level, which is the operating segment or component of the business identified with the goodwill. The first part of the test requires the comparison of the fair value of the reporting unit, including goodwill, with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, then a goodwill impairment test must be applied to measure the amount of impairment loss, if any. This test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount exceeds the implied goodwill, then an impairment loss must be recognized equal to that excess.

The accounting for intangible assets is based on its useful life to the reporting entity. Under SFAS No. 142, other intangible assets are initially recognized and measured based on their fair value. An

(Continued)

intangible asset with a finite useful life is amortized to operations over the useful life. An intangible asset with an indefinite useful life is not amortized, but is tested for impairment at least on an annual basis.

The Company does not anticipate the effect of implementing this statement to be material to its financial position or results of operations.

Reclassifications. Certain presentations of accounts previously reported have been reclassified in these consolidated financial statements. Such reclassification had no effect on net income or retained income as previously reported.

2. Business Combination

On May 31, 2001, Central Kentucky Federal Savings Bank acquired First Lancaster Bancshares, Inc. (First Lancaster), the holding company of First Lancaster Federal Savings Bank (Lancaster), a federally chartered savings bank, located in Lancaster, Kentucky. Under the Agreement and Plan of Merger (Merger) dated as of December 14, 2000, the Company acquired 100% of the outstanding common shares of First Lancaster for a cash purchase price of $13.6 million. The purchase price represented $16.27 per share for each outstanding share of First Lancaster common stock. An additional payment of $130,371 was made for the cancellation of all outstanding First Lancaster stock options. As a result of the merger, First Lancaster and Lancaster were merged into Central Kentucky Federal Savings Bank.

The Company's primary reason for acquiring First Lancaster was to strengthen its position in the primary market area it serves, and at the same time leverage its capital with an acquisition that provides an opportunity to increase shareholder value through economies from the combined operations with the merger of First Lancaster and Lancaster into Central Kentucky Federal Savings Bank. The consolidated statement of income for the year ended December 31, 2001 includes the combined operations resulting from the merger for the period June 1, 2001 through December 31, 2001.

The combination was accounted for under the purchase method of accounting, and accordingly, the net assets were recorded at their estimated fair values at the date of acquisition, May 31, 2001. Fair value adjustments on the assets and liabilities included in the purchase are being amortized over the estimated lives of the related assets and liabilities. The excess of the purchase price over the estimated fair value of the underlying net assets of $1,144,080 was allocated to goodwill, which was amortized over 15 years using the straight-line method through December 31, 2001.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

	At May 31, 2001 *(In Thousands)*
Cash and investments	$ 5,190
Loans, net	47,846
Real estate owned	855
Goodwill	1,144
Office property and equipment	708
Other assets	354
Total assets acquired	56,097
Deposits	31,572
FHLB advances	10,053
Other liabilities	776
Total liabilities assumed	42,401
Net assets acquired	$ 13,696

The $1,144,080 of goodwill was assigned to the branch operations in Lancaster. None of the goodwill amortization is expected to be deductible for tax purposes.

In accordance with SFAS No. 141, "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets," the amortization of the recorded goodwill will cease as of December 31, 2001. Subsequently, the Company will be required to evaluate the carrying value of goodwill, $1,099,588 at December 31, 2001, and test for any impairment. If it is determined that there has been an impairment of the carrying value of goodwill, then the impairment loss will be recognized at that time.

The following unaudited pro forma condensed consolidated financial information reflects the results of operations of the Company for the years ended December 31, 2001 and 2000 as if the transaction had occurred at the beginning of each period presented. These pro forma results are not necessarily indicative of what the Company's results of operations would have been had the acquisition actually taken place at the beginning of each period presented.

	Pro Forma	
	Year Ended December 31, 2001	Year Ended December 31, 2000
	(Dollars in Thousands)	
Net interest income	$ 3,583	$ 3,768
Net income	$ 1,090	$ 886
Diluted net income per share	$ 1.69	$ 1.34

(Continued)

3. Investment Securities

Investment securities held by the Company at December 31, 2001 and 2000 are summarized as follows:

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Securities available-for-sale:				
Federal Home Loan Mortgage capital stock - 32,672 shares	$ 1,641,117	$ 495,632	$	$ 2,136,749
Securities held-to-maturity:				
U. S. Treasury securities and obligations of U. S. Government corporations and agencies	$ 1,494,766	$ 45,622	$	$ 1,540,388
Mortgage backed securities	167,752	7,129		174,881
Federal Home Loan Bank of Cincinnati capital stock - 15,909 shares	1,590,900			1,590,900
	$ 3,253,418	$ 52,751	$	$ 3,306,169

	December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Securities available-for-sale:				
Federal Home Loan Mortgage capital stock - 8,000 shares	$ 7,831	$ 528,649	$	$ 536,480
Securities held-to-maturity:				
U. S. Treasury securities and obligations of U. S. Government corporations and agencies	$ 999,704	$	$ (3,374)	$ 996,330
Mortgage backed securities	71,612		(1,256)	70,356
Federal Home Loan Bank of Cincinnati capital stock - 6,396 shares	639,600			639,600
	$ 1,710,916	$	$ (4,630)	$ 1,706,286

The amortized cost and estimated market value of debt securities at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Market Value
December 31, 2001:		
Due in one year or less	$ 499,956	$ 506,250
Due after one year through five years	994,810	1,034,138
	$ 1,494,766	$ 1,540,388

Investment securities with a carrying value of approximately $750,000 and $1,000,000 at December 31, 2001 and 2000 were pledged as collateral for certain customer deposits.

(Continued)

For the years ended December 31, 2001 and 2000, the Bank received $500,000 and $250,000, respectively, from the maturity of U.S. Government and Agency Obligations, which were classified as held-to-maturity investments.

At December 31, 2001 and 2000 the unrealized appreciation on investment securities available-for-sale in the amount of $495,632 and $528,650 net of the deferred tax liability of $168,515 and $179,741, respectively, is included in Accumulated Other Comprehensive Income as a separate component of stockholders' equity.

Accrued interest receivable includes $18,131 and $9,839 as of December 31, 2001 and 2000, respectively, related to investment securities and term deposits.

4. Loans Receivable, Net

The Bank's loan portfolio consists principally of long-term conventional loans collateralized by first mortgages on single-family residences.

Loans receivable, net at December 31, 2001 and 2000 consist of the following:

	December 31,	
	2001	2000
Real estate mortgage secured by one-to-four family residential property	$ 96,855,904	$ 54,446,521
Real estate mortgage secured by multi-family residential property	1,478,881	847,702
Real estate mortgage secured by commercial and other properties	20,492,245	9,790,675
Commercial, secured by various collateral other than real estate	3,407,580	1,092,000
Consumer loans:		
Home equity, secured by real estate	1,024,676	1,159,083
Loans to depositors, secured by savings	475,430	458,208
Other, principally unsecured	3,690,351	3,754,621
	127,425,067	71,548,810
Less:		
Undisbursed portion of mortgage loans	3,431,894	848,006
Allowance for loan losses	458,329	185,714
Net deferred loan origination fees	46,131	70,122
	$ 123,488,713	$ 70,444,968

Accrued interest receivable includes $978,946 and $585,934 at December 31, 2001 and 2000, respectively, related to loans receivable.

(Continued)

The following is a reconciliation of the allowance for loan losses:

	For the Years Ended December 31,	
	2001	2000
Balance, beginning of period	$ 185,714	$ 154,914
Additions charged to operations	50,000	36,000
Charge-offs	(23,490)	(5,200)
Recoveries	-	-
Balance recorded in acquisition	246,105	-
Balance, end of period	$ 458,329	$ 185,714

The following is a summary of non-performing loans:

	For the Years Ended December 31,	
	2001	2000
	(in thousands)	
Loans past due 90 days or more	$ 1,770	$ 348
Non-accrual loans	373	222
Total nonperforming loan balances	$ 2,143	$ 570
Nonperforming loans as a percentage of loans	1.74%	.81%

The Bank identified impaired loans in the amount of $40,532 and $27,723 at December 31, 2001 and 2000 for which no allowance for loan losses has been provided. The average recorded investment in impaired loans was $30,718 and $17,669 during the years ended December 31, 2001 and 2000, respectively. Interest income on impaired loans of $1,129 and $588, respectively, was recognized for cash payments received in 2001 and 2000, respectively. At December 31, 2001 and 2000, the amount of interest income that would have been recorded on loans in non-accrual status had such loans performed in accordance with their terms would have been approximately $17,865 and $12,465, respectively.

Loans to executive officers and directors, including loans to affiliated companies of which executive officers and directors are principal owners, and loans to members of the immediate family of such persons at December 31, 2001 and 2000, were as follows:

	December 31,	
	2001	2000
Balance at beginning of period	$ 575,773	$ 499,362
New loans	735,000	85,000
Repayments	(333,457)	(8,589)
Balance at end of period	$ 977,316	$ 575,773

These loans were incurred in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons and do not involve more than normal risk of collectibility or present other unfavorable features.

(Continued)

5. **Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk**

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate mortgage loans that amounted to approximately $1,378,000 and $48,000 at December 31, 2001 and 2000, respectively, plus other loan commitments totaling $3,821,000 and $1,624,059 outstanding at December 31, 2001 and 2000, respectively. In addition, the Bank had approximately $1,586,000 and $2,908,000 of unused home equity lines and other open lines of credit, including standby letters of credit outstanding to customers at December 31, 2001 and 2000, respectively. There were no fixed rate mortgage loan commitments at December 31, 2001. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments, home equity lines of credit, other open lines of credit, and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Since many of the loan commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held varies, but primarily includes residential real estate.

The Bank has no significant concentrations of credit risk with any individual counterparty to originate loans. The Bank lending is concentrated in residential real estate mortgages in the Central Kentucky area, within a 45-mile radius of Danville, Kentucky. A substantial portion of its debtors' ability to honor their contract is dependent on the economy of this area. In addition, the Company maintains cash in bank deposit accounts at various financial institutions. The balances, at times, may exceed federally insured limits. At December 31, 2001 and 2000, the cash balances with other financial institutions exceeded the insured limit by approximately $802,000 and $311,000, respectively.

6. **Office Property and Equipment**

Office property and equipment consist of the following:

	December 31, 2001	December 31, 2000
Land, at cost	$ 531,657	$ 405,157
Buildings, at cost	1,690,919	1,057,919
Furniture, fixtures and equipment	798,231	560,362
	3,020,807	2,023,438
Less accumulated depreciation	966,590	575,888
	$ 2,054,217	$ 1,447,550

(Continued)

7. **Deposits**

Deposit accounts are summarized as follows:

	December 31, 2001	December 31, 2000
Demand deposit accounts	$ 991,379	$ 669,456
Passbook accounts with a weighted average rate of 2.02% and 3.05% at December 31, 2001 and 2000	4,644,375	2,914,063
NOW and MMDA deposits with a weighted average rate of 2.52% and 3.54% at December 31, 2001 and 2000, respectively	10,903,122	5,931,589
	16,538,876	9,515,108
Certificate of deposits with a weighted average interest rate of 5.29% and 6.17% at December 31, 2001 and 2000, respectively	97,103,203	44,955,304
Total deposits	$113,642,079	$ 54,470,412
Jumbo certificates of deposit (minimum denomination of $100,000)	$ 32,314,117	$ 14,161,657

Certificates of deposit by maturity at December 31, 2001 and 2000 are as follows:

	December 31, 2001	December 31, 2000
	(In Thousands)	
Within 1 year	$ 60,222	$ 29,453
1-2 years	21,438	8,684
2-3 years	8,356	3,059
Maturing in years thereafter	7,087	3,759
	$ 97,103	$ 44,955

(Continued)

Certificates of deposit by maturity and interest rate category at December 31, 2001 and 2000 are as follows:

	Amount Due December 31, 2001 (Thousands)				
	Within One Year	1-2 Years	2-3 Years	After 3 Years	Total
2.01 - 4.00%	$ 13,177	$ 2,229	$ 62	$ 54	$ 15,522
4.01 - 6.00%	33,275	14,614	4,619	1,127	53,635
6.01 - 8.00%	13,770	4,595	3,675	5,906	27,946
	$ 60,222	$ 21,438	$ 8,356	$ 7,087	$ 97,103

	Amount Due December 31, 2000 (Thousands)				
	Within One Year	1-2 Years	2-3 Years	After 3 Years	Total
4.01 - 6.00%	$ 15,347	$ 1,589	$ 1,934	$ 581	$ 19,451
6.01 - 8.00%	14,106	7,095	1,125	3,178	25,504
	$ 29,453	$ 8,684	$ 3,059	$ 3,759	$ 44,955

Interest expense on deposits for the periods indicated are as follows:

	For the Years Ended December 31,	
	2001	2000
Money market, NOW, and savings accounts	$ 392,086	$ 338,121
Certificates	4,192,172	2,423,602
	$ 4,584,258	$ 2,761,723

The Bank maintains clearing arrangements for its NOW and MMDA accounts with the Federal Home Loan Bank of Cincinnati. The Bank is required to maintain adequate collected funds in its Demand Account to cover average daily clearings. The Bank was in compliance with this requirement at December 31, 2001 and 2000.

(Continued)

8. Advances from Federal Home Loan Bank

The advances from the Federal Home Loan Bank at December 31, 2001 consisted of the following:

Maturity Date	Interest Rate	2001
05/31/02	4.36%	$ 4,000,000
05/30/03	4.99%	4,000,000
12/01/04	6.50%	848,243
01/01/03	6.93%	695,658
01/01/05	7.08%	474,916
01/30/15	5.13%	650,000
08/01/19	6.55%	123,578
02/10/08	6.37%	54,763
07/01/02	6.85%	15,273
		10,862,431
Purchase adjustment to fair market value		59,244
		$ 10,921,675

The advances from the Federal Home Loan Bank at December 31, 2000 consisted of the following:

Maturity Date	Interest Rate	2000
01/19/01	6.75%	$ 1,000,000
02/16/01	6.75%	1,500,000
02/23/01	6.75%	1,000,000
03/05/01	6.75%	1,000,000
03/13/01	6.75%	1,000,000
03/22/01	6.75%	1,000,000
03/27/01	6.75%	2,000,000
03/28/01	6.75%	1,000,000
03/29/01	6.75%	1,000,000
07/01/02	6.85%	56,625
		$ 10,556,625

A schedule of the principal payments due over the remaining term of the notes as of December 31, 2001 follows:

Year	Amount
2002	$ 4,858,430
2003	4,816,916
2004	447,324
2005	20,691
2006 and thereafter	778,314
Total	$ 10,921,675

(Continued)

These borrowings are collateralized by qualified real estate first mortgages and Federal Home Loan Bank stock held by the Bank, which had a book value of $17,884,547 and $13,835,382 at December 31, 2001 and 2000, respectively. At December 31, 2001, the FHLB advances of $650,000 had a variable or floating interest rate. As of December 31, 2001, the Bank had an additional borrowing capacity with the FHLB of approximately $59 million.

9. Stockholders' Equity

Regulatory Capital. The Bank's actual capital and its statutory required capital levels based on the consolidated financial statements accompanying these notes are as follows (in thousands):

	December 31, 2001					
	Actual		For Capital Adequacy Purposes Required		To be Well Capitalized Under Prompt Corrective Action Provisions Required	
	Amount	%	Amount	%	Amount	%
Tier I core capital	$ 9,914	7.2%	$ 5,504	4.0%	$ 8,243	6.0%
Tangible equity capital	$ 9,914	7.2%	$ 5,504	4.0%	N/A	N/A
Total Risk based capital	$ 10,699	11.4%	$ 7,536	8.0%	$ 9,420	10.0%
Tier I Risk based capital	$ 9,914	10.5%	N/A	N/A	$ 4,710	5.0%

	December 31, 2000					
	Actual		For Capital Adequacy Purposes Required		To be Well Capitalized Under Prompt Corrective Action Provisions Required	
	Amount	%	Amount	%	Amount	%
Tier I core capital	$ 9,837	12.7%	$ 3,108	4.0%	$ 4,663	6.0%
Tangible equity capital	$ 9,837	12.7%	$ 3,108	4.0%	N/A	N/A
Total Risk based capital	$ 10,023	19.2%	$ 4,185	8.0%	$ 5,231	10.0%
Tier I Risk based capital	$ 9,837	12.7%	N/A	N/A	$ 3,886	5.0%

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") required each federal banking agency to implement prompt corrective actions for institutions that it regulates. In response to this requirement, OTS adopted final rules based upon FDICIA's five capital tiers. The rules provide that a savings bank is "well capitalized" if its total risk-based capital ratio is 10% or greater, its Tier 1 risk-based capital ratio is 6% or greater, its leverage is 5% or greater and the institution is not subject to a capital directive. Under this regulation, the Bank was deemed to be "well capitalized" as of December 31, 2001 and 2000 based upon the most recent notifications from its regulators. There are no conditions or events since those notifications that management believes would change its classifications.

(Continued)

Liquidation Account. Upon conversion to a capital stock savings bank, eligible account holders who continued to maintain their deposit accounts in the Bank were granted priority in the event of the future liquidation of the Bank through the establishment of a special "Liquidation Account" in an amount equal to the consolidated net worth of the Bank at June 30, 1994. The June 30, 1994 Liquidation Account balance of $6,337,924 is reduced annually in proportion to decreases in the accounts of the eligible account holders. The Liquidation Account does not restrict the use or application of net worth, except with respect to the cash payment of dividends. The Bank may not declare or pay a cash dividend on or repurchase any of its common stock if the effect would cause its regulatory capital to be reduced below the amount required for the liquidation account.

Dividend Restrictions. The payment of cash dividends by the Bank on its Common Stock is limited by regulations of the OTS. Interest on savings accounts will be paid prior to payments of dividends on Common Stock. Additional limitation on dividends declared or paid, or repurchases of the Bank stock are tied to the Bank's level of compliance with its regulatory capital requirements. Under current OTS regulations the Bank must either (i) file notification with the OTS because it is a subsidiary of a savings and loan holding company or (ii) apply for distributions if the total amount of capital distributions for the applicable calendar year exceeds net income for that year to date plus retained net income for the preceding two years.

10. Income Taxes

The provision for income taxes for the periods indicated consist of the following:

	For the Years Ended December 31,	
	2001	2000
Federal income tax expense:		
Current	$ 557,018	$ 358,069
Deferred	13,671	43,153
	$ 570,689	$ 401,222

For the periods indicated, total income tax expense differed from the amounts computed by applying the U. S. Federal income tax rate of 34 percent to income before income taxes as follows:

	For the Years Ended December 31,	
	2001	2000
Expected income tax expense at federal tax rate	$ 555,562	$ 401,222
Other, net	15,127	
Total income tax expense	$ 570,689	$ 401,222
Effective income tax rate	34.9%	34.0%

A Federal income tax receivable of $369,027 is included in other assets as of December 31, 2001. Other liabilities at December 31, 2000 includes a Federal income tax payable of $43,870.

(Continued)

Deferred income taxes result from temporary differences in the recognition of income and expenses for tax and financial statement purposes. The source of these temporary differences and the tax effect of each are as follows:

	For the Years Ended December 31, 2001	2000
FHLB stock	$ 29,784	$ 15,198
Directors retirement plan expense	(2,294)	(6,770)
ESOP expense	(1,672)	(2,609)
Allowance for loan losses	43,347	(10,132)
Net accrued income	(41,454)	33,247
Deferred loan fees	(1,356)	4,627
Provision for uncollected interest	14,272	(1,929)
Depreciation	(5,149)	11,521
Purchase accounting adjustment, net	(21,807)	
	$ 13,671	$ 43,153

Deferred tax assets and liabilities as of December 31, 2001 and 2000 consisted of the following:

	2001	2000
Deferred tax assets:		
Deferred loan fee income	$ 15,685	$ 23,841
Directors retirement plan	123,092	94,856
Allowance for loan losses	155,492	62,463
ESOP expense	32,768	31,096
Supplemental retirement plan	29,701	
Uncollected interest	6,074	4,238
	362,812	216,494
Deferred tax liabilities:		
Net accrued interest income	124,362	165,816
FHLB stock	297,397	142,052
Depreciation on office property and equipment	46,367	36,024
Purchase accounting adjustments, net	11,499	
Unrealized gain on available-for-sale securities	715,618	179,741
	1,195,243	523,633
Net deferred tax asset (liability)	$ (832,431)	$ (307,139)

As of December 31, 2001, the Bank's tax bad debt reserve was approximately $2,287,000, which represents the base year amount. The Bank's base year tax reserve is only subject to being taxed at a later date under certain circumstances, such as the Bank converting to a type of institution that is not considered a bank for tax purposes, or if the reserve is used for a purpose other than to absorb loan losses. These financial statements do not include any deferred tax liability related to the base year tax bad debt reserves.

(Continued)

11. Employee Benefits

Retirement Savings Plan. Effective January 1, 1994, the Bank became a participant in the Financial Institutions Thrift Plan. The Plan allows participating employees to make contributions by salary reduction pursuant to Section 401(K) of the Internal Revenue Code for all employees who meet certain requirements as to age and length of service. The Bank makes 25% matching contributions to each participant's account up to 6% of the participant's compensation. The Bank contributions to the Plan amounted to $6,196 and $5,002 for the years ended December 31, 2001 and 2000, respectively. Employees vest immediately in their contributions and 100% in the Bank's contributions after completing 5 years of service.

Directors Retirement Plan. On July 5, 1995, the stockholders of the Company approved the establishment of a Director Retirement Plan. The Director Retirement Plan, which was effective January 1, 1994, covers each member of the Company's and the Bank's Board of Directors who at any time serves as a non-employee director. Under the Director Retirement Plan, each participating director will receive on a monthly basis for ten years following his or her retirement from the Board, an amount equal to the product of his or her "Benefit Percentage," his or her "Vested Percentage" and 75% of the amount of the monthly fee he or she received for service on the Board during the calendar year preceding his or her retirement from the Board. All benefits vest immediately in the case of retirement after age 70 with 15 years of service, upon death or disability, or upon a change in control of the Company. The Director Retirement Plan is a non-qualified benefit plan and will be funded by the general assets of the Company, and the Company will recognize the expense of providing these benefits as they become vested. The Company recognized expense of $23,695 and $25,838, in connection with this plan for the years ended December 31, 2001 and 2000, respectively.

Option Plan. On July 5, 1995, the stockholders of the Company approved the establishment of the CKF Bancorp, Inc. 1995 Stock Option and Incentive Plan. Under the Option Plan, the Company may grant either incentive or non-qualified stock options to Directors and key employees for an aggregate of 100,000 shares of the Company's common stock, with an exercise price equal to the fair market value of the stock at the date of the award. Upon exercise of the options, the Company may issue stock out of authorized shares or purchase the stock in the open market. The option to purchase shares expires ten years after the date of the grant. Effective with the approval of the Option Plan, options to purchase 89,000 shares of common stock were awarded to key employees and directors with an exercise price of $13.13 per share. The options vest, and thereby become exercisable, at the rate of 20% per year beginning July 5, 1996. The Options become vested immediately in the case of death or disability, or upon a change in the control of the Company.

During the year ended December 31, 1998, the Company awarded options to purchase 4,000 shares of common stock at an exercise price of $17.19 per share. For the year ended December 31, 1996, the Company awarded options to purchase 2,000 shares of common stock at an exercise price of $20.00 per share. In 1998, the Company lowered the exercise price on the 2,000 stock options awarded in 1996 to $17.19 per share. Additional options to purchase 5,000 shares of common stock at $16.67 per share were awarded during the year ended December 31, 2001.

(Continued)

A summary of option transactions for the years indicated are as follows:

	Year ended December 31,			
	2001		2000	
	Option Price	Number of Units	Option Price	Number of Units
Balance outstanding at beginning of year	$13.13-$17.19	$ 53,500	$ 13.13-$17.19	$ 57,500
Granted	16.67	5,000		
Exercised	13.13	(8,000)	13.13	(4,000)
Expired				
Balance outstanding at end of year	$13.13-$17.19	50,500	$ 13.13-$17.19	53,500
Shares exercisable		44,700		51,500
Shares available for grant		8,000		13,000
Weighted average fair value of options		$ 2.13		

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123 "Accounting for Stock-Based Compensation," which was effective for fiscal years beginning after December 15, 1995. The new standard defines a fair value method of accounting for stock options and similar equity instruments. Under the fair value method, compensation cost is measured at the grant date, based on the fair value of the award and is recognized over the service period, which is usually the vesting period.

Companies are not required to adopt the fair value method of accounting for employee stock-based transactions, and may continue to account for such transactions under Accounting Principles Based (APB) Opinion No. 25 "Accounting for Stock Issued to Employees." Under this method the compensation cost is measured by the difference between the fair value of the Company's stock at the date of the award, and the exercise price to be paid by the employee. If a company chooses to report stock based compensation under APB 25, they must disclose the pro forma net income and earnings per share as if the Company had applied the new method of accounting. Accordingly, the following table shows the Company's net income and earnings per share on a pro forma basis as if the compensation cost for the stock options awarded were accounted for in accordance with SFAS No. 123 for the years ended December 31, 2001 and 2000, respectively.

	Reported Per Consolidated Financial Statements		Pro Forma Amount	
	2001	2000	2001	2000
Net income	$ 1,063,316	$ 778,842	$ 1,061,132	$ 756,965
Diluted earnings per share	$ 1.65	$ 1.18	$ 1.65	$ 1.15

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2001	2000
Dividend yield	3.0%	3.0%
Expected volatility	.06%	.06%
Expected life	10	10
Free interest rate	5.3%	5.3%

Employee Recognition Plan. On July 5, 1995, the stockholders of the Company approved the establishment of the Employee Recognition Plan (ERP). The objective of the ERP is to enable the Bank to attract and retain personnel of experience and ability in key positions of responsibility. Those eligible to receive benefits under the ERP will be such employees as selected by members of a committee appointed by the Company's Board of Directors. The ERP is a non-qualified plan that is managed through a separate trust. The Bank is authorized to contribute sufficient funds to the Incentive Plan Trust for the purchase of up to 40,000 shares of common stock.

Awards made to employees will vest 20% on each anniversary date of the award. Shares will be held by the trustee and are voted by the ERP trustee in the same proportion as the trustee of the Company's ESOP plan votes shares held therein. Any assets of the trust are subject to the general creditors of the Company. All shares awarded vest immediately in the case of a participant's retirement after age 65, death or disability, or upon a change in control of the Company. The Company intends to expense ERP awards over the years during which the shares are payable, based on the fair market value of the common stock at the date of the grant to the employee. As of December 31, 2001, no awards had been made under the ERP.

Employee Stock Ownership Plan. The Company sponsors an employee stock ownership plan (the "ESOP") which covers substantially all full time employees. In 1994, the ESOP borrowed $800,000 from the Company and purchased 80,000 shares of common stock of the Company. The loan is being repaid in annual installments over a 15-year period with interest, which is based on the published prime rate per the *Wall Street Journal* plus 1%. The Company accounts for its ESOP in accordance with Statement of Position 93-6. Accordingly, the shares represented by outstanding debt are reported as unearned ESOP shares on the consolidated balance sheet. As shares are earned, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations.

The Company makes annual contributions to ESOP equal to the ESOP's debt service less dividends, if any, received by the ESOP and used for debt service. Dividends received by the ESOP on unallocated shares held as collateral are to be used to pay debt service; dividends on allocated shares may be credited to participants' accounts or used for debt service. Dividends of $50,763 and $46,975 were used in fiscal year 2001 and 2000, respectively, to pay ESOP debt service. The ESOP unallocated shares are pledged as collateral on the debt. As the debt is repaid, shares are released from collateral and allocated to active participants based on a formula specified in the ESOP agreement.

(Continued)

ESOP compensation was $80,748 and $71,496 for the years ended December 31, 2001 and 2000, respectively. During 2001 and 2000, 5,477 and 5,211 shares of stock were released from collateral, respectively. At December 31, 2001 and 2000, there were 41,732 and 47,209 unallocated ESOP shares of stock having a fair value of $616,799 and $625,519, respectively. In the case of a distribution of ESOP shares which are not readily tradeable on an established securities market, the Plan provides the participant with a put option that complies with the requirements of Section 490H of the Internal Revenue Code.

12. Disclosures about Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments, both assets and liabilities whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

There are inherent limitations in determining fair value estimates, as they relate only to specific data based on relevant information at that time. As a significant percentage of the Bank's financial instruments do not have an active trading market, fair value estimates are necessarily based on future expected cash flows, credit losses, and other related factors. Such estimates are accordingly, subjective in nature, judgmental and involve imprecision. Future events will occur at levels different from that in the assumptions, and such differences may significantly affect the estimates.

The statement excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Additionally, the tax impact of the unrealized gains or losses has not been presented or included in the estimates of fair value.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

Cash and Cash Equivalents. The carrying amounts reported on the balance sheet for cash and short-term instruments approximate those assets' fair values.

Investment Securities. Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. No active market exists for the Federal Home Loan Bank capital stock. The carrying value is estimated to be fair value since if the Bank withdraws membership in the Federal Home Loan Bank, the stock must be redeemed for face value.

Loans Receivable. The fair value of loans was estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

(Continued)

Deposits. The fair value of savings deposits and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Loan Commitments and Unused Home Equity Lines of Credit. The fair value of loan commitments and unused home equity lines of credit is estimated by taking into account the remaining terms of the agreements and the present credit-worthiness of the counterparties.

The estimated fair values of the Company's financial instruments at December 31, 2001 and 2000 are as follows:

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)			
Assets				
Cash and interest bearing deposits	$ 5,521	$ 5,521	$ 3,267	$ 3,267
Securities available-for-sale	2,136	2,136	536	536
Securities held-to-maturity	3,253	3,306	1,711	1,706
Loans receivable, net	123,489	132,600	70,445	70,267
Liabilities				
Deposits	113,642	116,601	54,470	54,500
FHLB advances	10,922	11,186	10,557	10,557
Unrecognized Financial Instruments				
Loan commitments		5,199		1,672
Unused lines of credit		1,586		2,908

13. Related Party Transactions

Certain directors of the Bank perform legal services on behalf of the Bank and appraise selected real estate properties for which they receive fees paid by the Bank. A substantial portion of these fees are passed on to customers of the Bank in the origination of mortgage loans. Legal fees paid amounted to $33,697 and $36,691 for the years ended December 31, 2001 and 2000, respectively. Appraisal fees paid by the Bank amounted to $28,875 and $34,150 for these same periods. In addition, the Bank leases office space to a Director. Rent income received by the Bank amounted to $8,400 for each of the years ended December 31, 2001 and 2000. Also in year 2000, general contracting services totaling $414,197 were provided by a company affiliated with one of the Bank's directors, in connection with the construction of the new branch bank building and with improvements made to the Bank's main office.

(Continued)

14. **Stock Transactions**

For the years ended December 31, 2001 and 2000, the Company repurchased 12,000 and 61,720 common shares, respectively. Other stock transactions for the periods presented are summarized as follows:

i. For the year ended December 31, 2001, stock options for 8,000 shares were exercised. Common stock held by the Incentive Plan Trust were issued at an average cost of $19.51 per share, which was offset by the exercise price of $13.13 per share, with the total proceeds amounting to $105,000. In addition, 1,500 shares of common stock were issued as additional compensation based on the fair market value of the stock at the date issued ($14.00 per share) for a total compensation expense of $21,000. The Bank paid the Company $21,000, and the Company issued the shares from the Incentive Plan Trust at a cost of $19.51. These stock transactions resulted in $59,345 being charged to additional paid-in capital of the Company.

ii. For the year ended December 31, 2000, stock options for 4,000 shares were exercised. Common stock held by the Incentive Plan Trust were issued at an average cost of $19.66, which was offset by the exercise price of $13.13 per share, with the total proceeds amounting to $52,500.

(Continued)

15. Earnings Per Share

The table below summarizes the computation of basic earnings per common share and earnings per common share – diluted for the years ended December 31, 2001 and 2000, respectively.

	For the years ended December 31, 2001	2000
Basic Earnings Per Common Share		
Numerator:		
Income available to common shareholders	$ 1,063,316	$ 778,842
Denominator:		
Weighted average of common shares outstanding	641,092	659,691
Per Share Amount	$ 1.66	$ 1.18
Earning Per Common Share - Diluted		
Numerator:		
Income available to common shareholders	$ 1,063,316	$ 778,842
Denominator:		
Weighted average of common shares outstanding	641,092	659,691
Effect of outstanding stock options	3,699	75
Weighted average of common shares outstanding assuming dilution	644,791	659,766
Per share amount	$ 1.65	$ 1.18

CORPORATE INFORMATION

BOARD OF DIRECTORS

W. Irvine Fox, Jr.
Chairman of the Board
Real Estate Developer/Partner
Charleston Green Townhouses

John H. Stigall
President and Chief Executive Officer of the Bank and the Company

Jack L. Bosley, Jr.
Farm Partner
Viewpoint Farm

W. Banks Hudson, III
Attorney-at-Law

Yvonne York Morley
Executive Assistant to the President and Assistant Secretary to the Board of Trustees of Centre College

Warren O. Nash
Veterinarian

William H. Johnson
Senior Vice President and Secretary of the Bank and the Company

Virginia R. S. Stump
Senior Vice President of the Bank and the Company

EXECUTIVE OFFICERS

John H. Stigall
President and Chief Executive Officer of the Bank and the Company

Virginia R. S. Stump
Senior Vice President of the Bank and the Company

William H. Johnson
Senior Vice President and Secretary of the Bank and the Company

William E. Loran, II
Vice President of the Bank and the Company

Ann L. Hooks
Vice President and Treasurer of the Bank and the Company

Russell M. Brooks
Vice President and Chief Financial Officer of the Bank and the Company

OFFICE LOCATION

340 West Main Street
Danville, Kentucky 40422

GENERAL INFORMATION

Independent Accountants
Miller, Mayer, Sullivan & Stevens, LLP
2365 Harrodsburg Road
Lexington, Kentucky 40504-3399

General Counsel
W. Banks Hudson, III
Attorney at Law
102 S. Fourth Street
Danville, Kentucky 40422

Special Counsel
Stradley Ronon Stevens & Young, LLP
1220 19th Street, N.W., Suite 700
Washington, DC 20036

Annual Meeting
The 2001 Annual Meeting of Stockholders will be held on April 16, 2002 at 4:00 p.m. at Central Kentucky Federal Savings Bank, 340 West Main Street, Danville, Kentucky

Transfer Agent
Illinois Stock Transfer Company
209 West Jackson Boulevard
Suite 903
Chicago, Illinois 60606
1-800-757-5755
FAX 312-427-2879

Annual Report on Form 10-KSB

A copy of the Company's 2001 Annual Report on Form 10-KSB will be furnished without charge to stockholders as of the record date for the 2001 Annual Meeting upon written request to:

John H. Stigall
CKF Bancorp, Inc.
POB 400
340 West Main Street
Danville, KY 40423